Exhibit 4.22

SUPPLEMENT TO EMPLOYMENT AGREEMENT

dated June 22, 1999

by and between

QIAGEN GmbH,

Max-Volmer-Str. 4, 40724 Hilden

- hereinafter QIAGEN -

and

Dr. Joachim Schorr

- hereinafter Employee -

The following supplement has been added to the Employment Agreement dated June 22, 1999.

Article 5

Salary

(5) The Employee will be provided with a business vehicle which he may also use for private use without restriction. Excluded is foreign travel for which the Employee bears the expenses. The monetary value of private vehicle use subject to income tax in conformity with tax regulations and chargeable to the Employee is taken into account in the payment of remuneration indicated in Article 5.1.

Hilden, June 23, 1999

QIAGEN GmbH		Employee

In representation of

/s/ DR. METIN COLPAN	Michael Kleist	/s/ DR. JOACHIM SCHORR
Dr. Metin Colpan	Michael Kleist	Dr. Joachim Schorr